Exhibit 12.1
iPayment, Inc.
Computation of Ratio of Earnings to Fixed Charges

						Six Months
	Year Ended December 31,					Ended June 30,

	2001	2002	2003	2004	2005	2006	2005
Fixed Charges:
Interest (a)	$2,928	$6,894	$9,928	$2,707	$8,657	$13,831	$4,578

Total fixed charges	2,928	6,894	9,928	2,707	8,657	13,831	4,578

Earnings:
Pre-tax income (loss)	(4,997)	(483)	17,021	37,439	53,696	3,527	23,828
Fixed charges	2,928	6,894	9,928	2,707	8,657	13,831	4,578
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Pre-tax losses of equity investees	—	—	—	—	—	—	—

	(2,069)	6,411	26,949	40,146	62,353	17,358	28,406
Capitalized interest	—	—	—	—	—	—	—
Preference security dividends	—	—	—	—	—	—	—
Minority interest in pre-tax income (b)	—	—	—	—	1,010	1,188	111

Total earnings	$(2,069)	$6,411	$26,949	$40,146	$63,363	$18,546	$28,517

Ratio of Earnings to Fixed Charges	(0.71)	0.93	2.71	14.83	7.32	1.34	6.23

(a)	Represents net interest expense from the historical consolidated statements of operations, which includes amortization of debt issuance costs as defined in Reg. S-K Item 503(d)(1)(A).

(b)	Represents minority interest in pre-tax loss of subsidiary which did not incur fixed charges in 2005, in accordance with Reg. S-K Item 503(d)(1)(C).